Filed pursuant to Rule 433

Registration Statement No. 333-283289

Shareholder Dividend Reinvestment and Stock Purchase Plan

OFFERING CIRCULAR

As amended and restated on November 18, 2024

WHAT’S INSIDE

Introduction

This Offering Circular provides detailed information about the BCE Shareholder Dividend Reinvestment and Stock Purchase Plan (Plan) and has three parts:

(i)	a series of questions and answers;

(ii)	a copy of the text of the Plan; and

(iii)	a review of some Canadian and U.S. income tax considerations relating to participation in the Plan.

In case of a difference between the information given in other parts of this Offering Circular and the text of the Plan, the provisions of the Plan will govern.

Certain terms of the Plan may be amended from time to time. Participants are advised to contact the Agent, who acts on behalf of Plan participants, to find out about any amendments to the Plan, a particular feature of the Plan, or details of an administrative nature.

The tax information to participants is of a general nature and participants should consult a tax advisor for additional questions.

All capitalized terms used but not otherwise defined in this Offering Circular have the same meaning as set out in the “Definitions” section of the Plan.

All dollars referred to herein are Canadian dollars.

SUMMARY

What is the Plan?

The Plan allows eligible registered holders of Common Shares to acquire additional Common Shares through reinvestment of the cash dividends paid on their respective shareholdings. Participants in the Plan may also make Optional Cash Payments, in the form of cash or dividends on BCE preferred shares, to purchase additional Common Shares. Optional Cash Payments in the form of cash shall not be less than $100 per transaction nor greater than $40,000 in each 12-month period ending on the last Business Day preceding the Dividend Payment Date in October of each year. Optional Cash Payments in the form of dividends on BCE preferred shares are subject to a separate limit of $40,000 in each 12-month period ending on the last Business Day preceding the Dividend Payment Date in October of each year.

Why should I enroll?

The main advantages of enrolling in the Plan are as follows:

•	convenience of having cash dividends automatically reinvested into Common Shares, instead of receiving cash payments

•	ability to purchase Common Shares without having to pay brokerage commissions, fees or service charges; shares may be offered by BCE at a discount of up to 5% from the Average Market Price at BCE’s sole discretion if purchases of Common Shares are made by way of Treasury Purchases

•	full reinvestment of cash dividends, as the Plan allows fractions of Common Shares and cash dividends on those fractions to be included in your account

•	convenient tracking of your Plan Shares with quarterly statements of account

•	ability to withdraw and/or sell any number of Plan Shares at any time for a reasonable administrative cost without terminating your participation in the Plan

•	ability to terminate your participation in the Plan at any time without penalty

Who can enroll?

Any registered holder of Common Shares resident in Canada or the United States may participate in the Plan. Registered holders of Common Shares resident in jurisdictions other than Canada or the United States are not eligible to enroll in the Plan. However, upon their request and at BCE’s sole discretion, BCE may authorize residents in jurisdictions other than Canada or the United States to become eligible to enroll in the Plan, subject to, among other reasons, any restrictions under applicable laws including the laws of their jurisdiction of residence.

Beneficial owners of Common Shares (shareholders who hold their shares through a financial institution, broker or other intermediary) should consult with the intermediary to determine how to participate in the Plan. The administrative practices and requirements of intermediaries vary and, accordingly, the various dates by which actions must be taken under the Plan and the documentary requirements set out in the Plan may not be the same for beneficial owners as for registered holders. Some intermediaries may require beneficial owners to become registered holders in order to participate in the Plan. There may be a fee charged by the intermediary for beneficial non-registered shareholders to become registered shareholders, which will not be paid by BCE or by the Agent.

CONTACT INFORMATION

Should you have any questions about the Plan please contact the Agent or BCE:

Agent

TSX Trust Company

301 – 100 Adelaide St. West

Toronto, Ontario M5H 4H1

Canada and United States (English & French): 1-800-561-0934

Outside North America: 1-416-682-3861

bce@tmx.com

BCE Inc.

Investor Relations

1 Carrefour Alexander-Graham-Bell, Building A, 8th floor

Verdun, Quebec H3E 3B3 1-800-339-6353 investor.relations@bce.ca

Questions and Answers

The highlights of the BCE Shareholder Dividend Reinvestment and Stock Purchase Plan (Plan) are described in the following series of questions and answers. Details are given in the official text of the Plan, which is printed in full in the Offering Circular included herein. All capitalized terms used but not otherwise defined in this Questions and Answers part of the Offering Circular have the same meaning as set out in the “Definitions” section of the Plan.

1. How do I enroll in the Plan?

The enrollment form can be obtained from the Agent. Complete the form and send it to the Agent. Please do not send stock certificates or dividend cheques. Once you have enrolled, your participation in the Plan continues until you or BCE terminates it, or until the Plan is terminated.

2. How do I have my dividends reinvested?

Once you have completed your enrollment, the dividends on your Common Shares will automatically be reinvested in additional Common Shares. The Agent will purchase quarterly Common Shares on your behalf with the cash dividends paid on all of the Common Shares registered in your name.

3. Can I enroll in the Plan only a portion of the Common Shares registered in my name?

No. Partial reinvestment of dividends is not accepted.

4. If I purchase additional Common Shares in the future (outside the Plan), will the dividends automatically be reinvested in Common Shares?

Yes, if these shares are registered in the exact same name as your other shares that are already enrolled for dividend reinvestment. Where a shareholder’s total holdings are registered in different names, (e.g. full name on some DRS Advices or share certificates and initials and surname on other DRS Advices or share certificates), a separate enrollment form must be completed for each style of registration. If cash dividends from all shareholdings are to be reinvested under one account, the registration must be identical.

5. How do I make Optional Cash Payments?

You must be enrolled in the Plan in order to be eligible to make Optional Cash Payments. You can make Optional Cash Payments in cash or in dividends on BCE preferred shares that you hold.

To make an Optional Cash Payment in cash, fill in the Optional Cash Payment form and send it to the Agent together with a cheque payable to the Agent. No third-party cheques are accepted. To make an Optional Cash Payment in dividends on BCE preferred shares, fill in the applicable authorization form and send it to the Agent. Currently, it is not possible to enroll to make an Optional Cash Payment by pre-authorized debit; but BCE reserves the right to and may implement such feature at a later time.

Optional Cash Payments can vary with respect to each Dividend Payment Date and there is no obligation to make continuing cash payments. Payments in cash must be at least $100 per transaction and may not exceed $40,000 per 12-month period ending on the last Business Day preceding the Dividend Payment Date in October each year. Optional Cash Payments in the form of dividends on BCE preferred shares are subject to a separate limit of $40,000 for each 12-month period ending on the last Business Day preceding the Dividend Payment Date in October of each year.

All Optional Cash Payments made in U.S. dollars to the Agent will be converted into Canadian dollars by the Agent based on the exchange rate in effect at the time of conversion. For the purposes of calculating the limits on Optional Cash Payments, the amount converted in Canadian dollars will be used.

The Agent is required under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) to collect and record certain information relating to Optional Cash Payments. Participants wishing to make Optional Cash Payments may be required to complete a participant declaration form and to comply with the Agent’s requirements in this respect.

6. Is it possible to make Optional Cash Payments by pre-authorized debit?

It is not currently possible to make Optional Cash Payments by pre-authorized debit. However, pre-authorized debit may be implemented by BCE at a later time, in which case participants will be notified. The relevant information will be provided on the Agent’s corporate web site.

7. Where are Common Shares purchased for my account under the Plan?

The Agent, acting on your behalf, will buy either existing shares through a stock exchange or new shares directly from BCE’s treasury.

8. When and how are Common Shares purchased for my account under the Plan?

How the Agent will buy the shares in connection with a Dividend Payment Date is different depending on whether the shares are acquired through a stock exchange or directly from BCE:

(a)	when the Agent buys the Common Shares for your account directly from BCE, the shares will be bought on the Dividend Payment Date;

(b)

when the Agent buys the Common Shares for your account through a stock exchange, the shares will be bought starting the Business Day immediately following the Dividend Payment Date and ending no later than five Business Days after the Dividend Payment Date.

BCE will remit to the Agent all cash dividends on your Common Shares. For Treasury Purchases, the Agent will use such funds and any Optional Cash Payments you may contribute to buy Common Shares for your account under the Plan on the Dividend Payment Date. If you are not a resident of Canada, any applicable withholding taxes on dividends payable to you will be deducted prior to the purchase of Common Shares.

If the Agent does not receive your Optional Cash Payment with cash at least five Business Days preceding the Dividend Payment Date, the Agent will hold such amount until the next Dividend Payment Date.

9. What is the price of Common Shares purchased for the Plan?

The price of the shares will depend on whether the Agent buys the shares through a stock exchange or directly from BCE:

(a)

if the Agent buys the shares through a stock exchange, the price for the shares will be the average cost paid by the Agent for all the shares acquired for the purposes of the Plan in respect of a Dividend Payment Date;

(b)	if the Agent buys the shares directly from BCE, the price for the shares will be the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange during the five trading days immediately preceding the relevant Dividend Payment Date.

In either case, you will pay no brokerage commissions on purchases.

BCE may from time to time in its sole discretion approve a discount of up to 5% on the price of Common Shares issued pursuant to a Treasury Purchase. However, the Discount, if any, will not apply to purchases made pursuant to Optional Cash Payments.

10. Will I receive DRS Advices or share certificates for Common Shares purchased under the Plan?

DRS Advices or certificates for the Common Shares purchased under the Plan will not be issued to you unless specifically requested. However, the number of shares held for your account under the Plan will be shown on the quarterly statements you will be receiving.

If you do wish to obtain a DRS Advice or a share certificate for any number of shares held by the Agent for your account, write to the Agent to this effect or complete the appropriate section or form enclosed with the quarterly statement and send it to the Agent. Normally, the DRS Advices or certificates will be forwarded within three weeks of receipt of the request.

11. Will I receive any interest on funds I have sent to the Agent as Optional Cash Payments?

Interest will not be paid on any funds held for investment under the Plan.

12. Will the Common Shares purchased with Optional Cash Payments be entitled to receive quarterly dividends?

Yes. The Common Shares purchased for you with Optional Cash Payments by the Agent on or before the Dividend Record Date will be entitled to receive the next quarterly Common Share dividend.

13. How do I sell shares I hold in the Plan and still continue to participate in the Plan?

You may request the Agent to sell any number of whole shares that the Agent holds in your account, by writing to the Agent to this effect or by completing the appropriate form enclosed with each quarterly statement of account and sending it to the Agent. The Agent will sell the shares as soon as possible after receiving your request. You will be forwarded the proceeds of such sale less brokerage commissions and transfer taxes, if any, within three Business Days following completion of the sale.

As you are not closing your account in the Plan, any remaining Common Shares, including fractions, will continue to be held in your account and applicable cash dividends on these shares will continue to be reinvested.

14. How do I terminate my participation in the Plan?

Write to the Agent to this effect or complete the appropriate form enclosed with each quarterly statement and send it to the Agent. You can request the Agent to either sell all your Plan Shares (including any fractional shares) or to issue you a DRS Advice for all your whole Plan Shares.

If you requested the Agent to issue a DRS Advice for your Plan Shares, you will receive a DRS Advice for all the whole shares held for your account under the Plan and a cash payment for any fraction of a share and any uninvested Optional Cash Payment.

If you requested the Agent to sell all your Plan Shares you will receive the proceeds of such sale less brokerage commissions and transfer taxes, if any. The Agent will make the sale as soon as possible after receiving your completed termination form and your instruction to sell.

15. When can I terminate my participation in the Plan?

You may terminate your participation in the Plan at any time. Normally, you will be forwarded DRS Advices or cheques within three weeks of the receipt of your request for termination by your Agent.

Please make sure to send your request to terminate no later than five Business Days before the Dividend Record Date in order to prevent delays in the processing of your request; otherwise your request will not be processed until one week after the Dividend Payment Date.

16. Can I stop all investment with respect to a Dividend Payment Date?

Yes, you may do so by writing to the Agent, who must receive the written notice no later than five Business Days before the Dividend Record Date.

17. Will I receive statements as a participant in the Plan?

Yes, a quarterly statement of account will be mailed to you as soon as practicable following each Dividend Payment Date. The statements will show a record of dividends and Optional Cash Payments received for reinvestments, purchases and withdrawals made, and Common Shares held for your account under the Plan. Statements should be retained for tax purposes.

18. What are the tax consequences of participating in the Plan?

The fact that dividends are invested does not relieve participants of any liability for taxes that may be payable on such amounts. See the part entitled “Taxes” in this Offering Circular.

BCE is not providing income tax advice to any participant on their participation in the Plan. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Shareholder Dividend Reinvestment and Stock Purchase Plan

OVERVIEW

The Plan provides a method for eligible registered holders of Common Shares to reinvest dividends into additional Common Shares. Participants may also make Optional Cash Payments in the form of cash or dividends on BCE preferred shares to be applied to the purchase of additional Common Shares under the Plan. Common Shares are purchased by the Agent on behalf of the participants in the Plan on the open market through the facilities of a stock exchange, or directly from BCE.

Common Shares purchased under the Plan will be registered in the name of the Agent, as agent for the participants, and recorded in separate accounts maintained by the Agent for each participant. The Agent will provide quarterly reports to participants of their holdings in the Plan.

Any forms required under the Plan (for enrollment, authorization for selling or withdrawal of shares, termination, etc.) may be obtained from the Agent.

DEFINITIONS

2012 Plan means the BCE Shareholder Dividend Reinvestment and Stock Purchase Plan effective February 1, 2012, which plan is amended and restated by this Plan.

Agent means TSX Trust Company or such other agent as may be designated by BCE from time to time.

Average Market Price has the meaning set forth under “Price of Common Shares”.

BCE means BCE Inc.

Business Day means any day, except Saturdays, Sundays, statutory holidays in the provinces of Ontario or Quebec, and any day upon which the Agent is obligated by law not to open for business.

Common Shares means BCE common shares.

Discount has the meaning set forth under “Price of Common Shares”.

Dividend Payment Date means the date chosen by the Board of Directors of BCE for the payment of a cash dividend on Common Shares. This historically has been the fifteenth calendar day of January, April, July and October of each year (or the immediately succeeding Business Day, if the fifteenth calendar day is not a Business Day), but is subject to change in the future.

Dividend Record Date means the date declared by the Board of Directors of BCE to determine those shareholders entitled to receive payment of a dividend on Common Shares.

DRS Advice means a direct registration system advice or similar document evidencing the electronic registration of ownership of Common Shares.

Market Purchase has the meaning set forth under “Purchase of Common Shares under the Plan”.

Optional Cash Payment has the meaning set forth under “Optional Cash Payments”.

Plan means the BCE Shareholder Dividend Reinvestment and Stock Purchase Plan, as amended and restated on November 18, 2024.

Plan Shares means Common Shares held by the Agent on behalf of a participant and credited to the participant’s account under the Plan.

Tax Act means the Income Tax Act (Canada).

Treasury Purchase has the meaning set forth under “Purchase of Common Shares under the Plan”.

ELIGIBILITY

Any registered holder of Common Shares that is resident in Canada or the United States is eligible to enroll in the Plan at any time. Registered holders of Common Shares resident in jurisdictions other than Canada or the United States are not eligible to enroll in the Plan. However, upon their request and at BCE’s sole discretion, BCE may authorize residents in jurisdictions other than Canada or the United States to become eligible to enroll in the Plan, subject to, among other reasons, any restrictions under applicable laws including the laws of their jurisdiction of residence.

Without limiting any of the foregoing, BCE may refuse participation by shareholders in jurisdictions other than Canada or the United States if applicable laws including the laws of their jurisdiction of residence could subject BCE or the Plan to any additional legal, regulatory, filing or registration requirements.

Cash dividends to be reinvested by shareholders that are not residents of Canada for purposes of the Tax Act will be reduced by the amount of any applicable withholding taxes, as determined in the sole discretion of BCE. Neither BCE nor the Agent will have any duty to inquire as to the residency status of a holder, nor will BCE or the Agent be required to know the residency status of a holder, other than as notified by a holder. Notwithstanding the foregoing, as part of the enrollment process, BCE or the Agent may request additional information or confirmations, including an opinion of legal counsel, from non-Canadian or non-U.S. resident shareholders to ensure that enrollment is not prohibited by the law of the country in which they reside.

A person that is a beneficial owner of Common Shares (shareholders who hold their shares through a financial institution, broker or other intermediary) should consult with the relevant intermediary to determine the procedures for participation in the Plan. Beneficial owners may only participate in the Plan if they (i) transfer their Common Shares into their own name and enroll directly in the Plan as a registered shareholder; or (ii) arrange for their intermediary to enroll in the Plan on their behalf. The administrative practices of each intermediary may vary and accordingly, the various dates by which actions must be taken and the documentary requirements set out in the Plan may not be the same as those required by such intermediaries. There may also be a fee charged by some intermediaries for beneficial non-registered shareholders to become registered shareholders, which will not be paid by BCE or by the Agent.

PARTICIPATION IN THE PLAN

An eligible registered shareholder may enroll in the Plan at any time by completing an enrollment form and sending it to the Agent. By completing the form, the participant directs BCE to forward to the Agent all cash dividends on all of the Common Shares registered in such participant’s name and directs the Agent to invest such dividends and any Optional Cash Payments in Common Shares under the Plan for the participant.

A duly completed enrollment form must be received by the Agent on or before the Dividend Record Date in order for the corresponding dividend on the Common Shares to be reinvested under the Plan.

Once a shareholder has enrolled in the Plan, participation continues until termination of such participation by such participant or BCE or termination of the Plan by BCE, as further described below in the sections entitled “Termination of Participation” and “Amendment, Suspension or Termination of the Plan”.

A participant may stop all investment with respect to any Dividend Payment Date if written notification addressed to the Agent is received by the Agent no later than five Business Days preceding the Dividend Record Date.

OPTIONAL CASH PAYMENTS

Participants enrolled in the Plan have the option to purchase additional Common Shares under the Plan with cash or cash dividends on BCE preferred shares (Optional Cash Payments). Shareholders must be enrolled in the Plan in order to contribute Optional Cash Payments. Dividends on Common Shares purchased with Optional Cash Payments will be reinvested in accordance with the terms and conditions of the Plan. Interest will not be paid on any funds held for investment under the Plan.

Beneficial non-registered shareholders should consult with the relevant intermediary to determine the procedures for making Optional Cash Payments.

The Agent is required under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) to collect and record certain information relating to Optional Cash Payments. Participants wishing to make Optional Cash Payments may be required to complete a participant declaration form and to comply with the Agent’s requirements in this respect.

Optional Cash Payments with Cash

To make an Optional Cash Payment with cash, participants must fill in the Optional Cash Payment form which can be downloaded from the Agent’s corporate web site or prepare a letter with their instructions and send it to the Agent, together with a cheque made payable to the Agent. No third-party cheques will be accepted. If the shareholder is not yet a participant in the Plan, a duly completed enrollment form must also be submitted to the Agent at the same time with the Optional Cash Payment form.

It is not currently possible to make Optional Cash Payments by pre-authorized debit. However, pre-authorized debit may be implemented by BCE in its sole discretion at a later time. If pre-authorized debit is implemented, participants will be notified and the relevant information will be provided on the Agent’s corporate web site.

Cheques must be dated and received by the Agent at least five Business Days preceding the Dividend Payment Date in order for such payments to be accepted for investment at the Dividend Payment Date. Any cheques dated or received on or after such date will be held by the Agent for investment until the next Dividend Payment Date.

Optional Cash Payments with Dividends on BCE Preferred Shares

To make an Optional Cash Payment with dividends on BCE preferred shares, a participant must fill in the Optional Cash Payment form and send it to the Agent. If the shareholder is not yet a participant in the Plan, a duly completed enrollment form must also be submitted to the Agent at the same time with the Optional Cash Payment form. The Agent needs to receive the duly completed Optional Cash Payment form before the applicable Dividend Record Date for the preferred shares in order to invest such dividends in Common Shares under the Plan at the next Dividend Payment Date.

Optional Cash Payments in the form of cash dividends on BCE preferred shares paid before a Dividend Payment Date will be accepted for investment by the Agent for that Dividend Payment Date.

Limits on Optional Cash Payments

Optional Cash Payments with cash must be at least $100 per transaction and may not exceed a total of $40,000 in each twelve-month period ending on the last Business Day preceding the Dividend Payment Date in October each year. Optional Cash Payments with dividends on preferred shares are subject to a separate limit of $40,000 in each twelve-month period ending on the last Business Day preceding the Dividend Payment Date in October each year.

All Optional Cash Payments made in U.S. dollars to the Agent will be converted into Canadian dollars by the Agent based on the exchange rate in effect at the time of conversion. For the purposes of calculating the limits on Optional Cash Payments, the amount converted in Canadian dollars will be used.

Entitlement to Dividends

Only Plan Shares purchased with Optional Cash Payments by the Agent on or before the Dividend Record Date will be entitled to receive dividends on such shares on the next Dividend Payment Date, as and when declared. Dividends paid on Plan Shares held by the Agent for the account of a participant under the Plan will be automatically reinvested in Common Shares at the next applicable Dividend Payment Date.

PURCHASE OF COMMON SHARES UNDER THE PLAN

Source of Shares Purchased

On a Dividend Payment Date, all of the cash dividends payable (less any withholdings under applicable tax laws) on the participant’s Common Shares enrolled in the Plan, including any fraction of a Common Share, held in the Plan account by the Agent, will be paid by BCE to the Agent. The Agent will use those funds to purchase Common Shares, in addition to any Optional Cash Payments received by the Agent from a participant in the manner described above in the section entitled “Optional Cash Payments”.

The Common Shares acquired by the Agent for the participants in the Plan will be, at BCE’s election, either (i) existing Common Shares purchased on the open market through the facilities of a stock exchange (Market Purchase) or (ii) newly issued Common Shares purchased directly from BCE (Treasury Purchase). For Treasury Purchases, the Agent will use such funds and any Optional Cash Payments a participant may contribute to buy Common Shares for the participant’s account under the Plan on the Dividend Payment Date. For Market Purchases, the Common Shares will be purchased starting the Business Day immediately following the Dividend Payment Date and ending no later than five Business Days after the Dividend Payment Date.

The determination by BCE of the method of purchase and of any applicable Discount in the case of a Treasury Purchase shall be provided to the Agent by written notice prior to the Dividend Payment Date. Such determination by BCE will be effective for the next Dividend Payment Date provided that BCE’s written notice shall have been received by the Agent prior to such Dividend Payment Date. The Agent will subsequently advise all participants of any change in the method of purchase of Common Shares under the Plan with the mailing of the next quarterly statement of account.

PRICE OF COMMON SHARES

The purchase price for shares acquired under the Plan on any Dividend Payment Date from the reinvestment of cash dividends will be:

(a)

in the case of a Market Purchase, the average of the actual cost (without any brokerage commissions, fees and service charges) per Common Share incurred by the Agent for all Common Shares acquired for the purposes of the Plan in respect of a Dividend Payment Date;

(b)

in the case of a Treasury Purchase, the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange during the five trading days immediately preceding the relevant Dividend Payment Date (Average Market Price).

BCE may from time to time in its sole discretion approve a discount (Discount) of up to 5% on the Average Market Price of Common Shares issued pursuant to a Treasury Purchase. The Discount, if any, will not apply to purchases made pursuant to Optional Cash Payments.

Dividends and Optional Cash Payments will be invested in full, which may result in the acquisition of fractions of a Common Share for a participant’s account under the Plan. The participant’s account will be credited with the number of Common Shares (including fractions computed to four decimal places) purchased by the Agent in their name, and equal to the amounts to be invested for the participant divided by the price per share.

FEES

Generally, there are no brokerage commissions, fees or other administrative costs payable by participants with respect to the purchase of Common Shares under the Plan. All such costs, including the Agent’s fees and expenses, are paid by BCE. Also, there are no charges payable by a participant upon termination of participation in the Plan. However, if a participant requests the sale of any or all Common Shares held for the participant’s account in the Plan, whether or not terminating the participation in the Plan, the participant will pay applicable brokerage commissions and transfer taxes, if any, on all dispositions of Common Shares effected for the participant’s account by the Agent.

STATEMENTS TO PARTICIPANTS

Plan Shares held by the Agent under the Plan will be registered in the name of the Agent and recorded in a separate account for each participant. The Agent will mail a statement of account to each participant as soon as practicable following each Dividend Payment Date. These statements are a participant’s record of the cost of purchases and should be retained for income tax purposes. In addition, each participant will receive annually from the Agent the appropriate tax information for reporting dividends paid on Common Shares held under the Plan.

DRS ADVICES AND CERTIFICATES FOR COMMON SHARES

Common Shares purchased under the Plan will be registered in the name of the Agent and DRS Advices or share certificates for such shares will not be issued to a participant unless specifically requested.

A participant may, upon prior written request to the Agent, have DRS Advices issued and registered in the participant’s name for any number of whole Common Shares held in the participant’s account under the Plan. A share certificate in lieu of a DRS Advice will only be issued upon specific request in writing for the same to the Agent. Normally, the DRS Advices or certificates will be forwarded within three weeks of receipt of the request. Any remaining number of whole Common Shares and fractions will continue to be held in the participant’s account under the Plan.

A participant may not pledge, sell or otherwise dispose of the Common Shares held by the Agent for them. A participant who wishes to effect any such transaction must request that a DRS Advice or certificate for such shares be issued in their name.

WITHDRAWAL OR SALE OF PLAN SHARES

A participant may withdraw or sell whole Common Shares from the participant’s account under the Plan by completing the request to withdraw or sell shares form, enclosed with each quarterly statement of account and mailing it to the Agent, or by providing similar written notice to the Agent.

Upon receipt of a request for withdrawal of shares, the Agent will withdraw the specified number of whole shares from the participant’s account and issue a DRS Advice to the participant. A share certificate in lieu of a DRS Advice will only be issued upon specific request in writing of the same to the Agent, normally within three weeks from the receipt of the request.

If the participant requested the sale of the shares, the Agent will sell the specified number of whole shares on behalf of the participant through a stock broker designated by the Agent as soon as possible following receipt of the instruction to do so. The Agent will pay the proceeds of such sale, less brokerage commissions and transfer taxes, if any, to the participant by cheque. Cheques will normally be issued within three Business Days from the completion of the sale.

Common Shares that are to be sold may be commingled with Common Shares being sold for other participants, in which case the proceeds to each such participant will be based on the average sales price of all Common Shares so commingled.

TERMINATION OF PARTICIPATION

Termination by Participant

A participant may terminate their participation in the Plan at any time by completing the termination request enclosed with each quarterly statement of account and sending it to the Agent or by providing similar written notice to the Agent.

If a termination request is received by the Agent less than five Business Days before the Dividend Record Date, the participant’s account will not be closed until after the corresponding Dividend Payment Date and the corresponding dividend reinvestment has been completed.

Upon termination of participation in the Plan, a participant may request the Agent to either

(a)	issue a DRS Advice for all the whole shares and a cheque payment for any fraction of a Common Share and/or uninvested Optional Cash Payment; or

(b)	sell all the Common Shares held by the Agent for the participant’s account.

If the participant requested the sale of the shares, the Agent will sell the shares through a stock broker as soon as practicable following receipt of the request. The Agent will not process any sale requests until participation in the Plan has been terminated and the participant’s account has been closed (which, depending on the date on which the termination request was received by the Agent, may take up to six weeks).

Following the sale of the shares, the Agent will pay the proceeds of such sale, less brokerage commissions and transfer taxes, if any, to the participant by cheque.

Common Shares that are to be sold may be commingled with Common Shares being sold for other participants, in which case the proceeds to each participant will be based on the average sales price of all Common Shares so commingled. With respect to any fraction of a share, the proceeds will be determined by the Agent in the same manner as determined for the sale of whole shares.

Termination upon Death of a Participant

Participation in the Plan will be terminated automatically upon receipt by the Agent of a written notice, satisfactory to the Agent, of the death of a participant. In such case, a DRS Advice for all the whole Common Shares held for the participant’s account under the Plan will be issued in the name of the deceased participant, and the Agent will send such DRS Advice and a cash payment for any uninvested common share dividend or Optional Cash Payment and for any fraction of a Common Share to the representative of the deceased participant.

Termination by BCE

BCE may terminate a shareholder’s participation in the Plan with prior written notice (i) if the number of Common Shares purchased through the Plan by such participant does not exceed one whole share over a period of twelve consecutive months, (ii) if a participant’s account is deemed by BCE, in its sole discretion, to be inactive, or (iii) if a participant is no longer the registered holder of any Common Shares enrolled in the Plan.

Further, BCE may terminate a shareholder’s participation in the Plan without prior notice if BCE, in its sole discretion, has reason to believe that such shareholder has been engaged in market activities, or has been artificially engaged in market activities, or has been artificially accumulating securities of BCE for the purpose of taking undue advantage of the Plan to the detriment of BCE.

BCE also reserves the right to terminate, without prior notice, participation in the Plan by any shareholder who appears to be, or who BCE has reason to believe is or becomes (i) subject to the laws of any jurisdiction that does not permit participation in the Plan in the manner sought by or on behalf of such person; or (ii) subject to the law of any jurisdiction that imposes any additional legal, regulatory, filing or registration requirements on BCE or on the Plan.

In the event that participation is terminated by BCE for such reasons, all Common Shares, including any fractions of a share, held in the participant’s account will be sold and the Agent will forward to the participant the proceeds of the sale, less brokerage commissions and transfer taxes, if any.

RIGHTS OFFERING

In the event BCE makes available to holders of its Common Shares rights to subscribe for additional Common Shares or other securities, the Agent will forward rights DRS Advices to each participant for the number of whole Common Shares held for the participant’s account under the Plan on the record date for such rights issue plus the number of Common Shares, if any, held of record by such participant. Rights based on a fraction of a Common Share held for a participant’s account will be sold for such participant by the Agent and the net proceeds invested in the same manner as an Optional Cash Payment on the next Dividend Payment Date.

STOCK DIVIDENDS AND STOCK SPLITS

Any Common Shares distributed pursuant to a stock dividend on, or a stock split of, Common Shares held by the Agent for participants under the Plan will be retained and credited by the Agent proportionately to the accounts of the participants in the Plan.

VOTING OF SHARES HELD BY THE PLAN AGENT

Whole Common Shares held for a participant’s account under the Plan on the record date for a vote of shareholders will be voted in the same manner as the participant’s Common Shares of record are voted, either by proxy or by the participant in person. If a participant is no longer a holder of record of Common Shares, the whole Common Shares held for such participant’s account will be voted in accordance with the instructions of the participant. Shares for which instructions are not received will not be voted.

RESPONSIBILITY OF BCE AND THE AGENT

Neither BCE nor the Agent shall be liable for any act, or for any omission to act, in connection with the operation of the Plan, including, without limitation, any claims for liability:

(a)	arising out of failure to terminate a participant’s account upon such participant’s death prior to receipt of satisfactory notice in writing of such death;

(b)	with respect to the prices at which shares are purchased for the participant’s account and the times such purchases are made;

(c)	with respect to the prices at which shares are sold for the participant’s account and the times such sales are made;

(d)	with respect to a request that is not fully compliant with applicable laws;

(e)	arising out of actions taken or not taken as a result of inaccurate or incomplete information or instructions.

Participants should recognize that neither BCE nor the Agent can assure profit or protect against loss on the shares purchased or sold under the Plan.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

BCE reserves the right to amend, suspend or terminate the Plan at any time, but such action shall have no retroactive effect that would prejudice the interests of the participants. Participants will be sent written notice of any such amendment, suspension or termination.

All amendments to the Plan will be pre-cleared by the applicable stock exchanges and securities regulators, to the extent required by law. BCE will issue a news release advising shareholders of any amendment to, suspension, re-instatement or termination of the Plan.

Termination

In the event of termination of the Plan by BCE, a DRS Advice for any whole Common Shares held for a participant’s account under the Plan and a cash payment for any fraction of a share and for any uninvested Optional Cash Payments will be remitted as soon as practicable by the Agent to the participant.

Suspension

In the event of suspension of the Plan by BCE, no investment will be made by the Agent on the Dividend Payment Date immediately following the effective date of such suspension; Optional Cash Payments which are not invested as of the effective date of such suspension and common share dividends which are subject to the Plan and which are paid after the effective date of such suspension will be remitted by the Agent to the participants.

NOTICES

All notices required to be given to participants under the Plan will be mailed to participants at the addresses shown on the records of the Agent or at a more recent address as furnished to the Agent by the participant.

GOVERNING LAW

The Plan shall be governed and construed in accordance with the laws in force of the province of Quebec and the federal laws of Canada applicable therein.

ADMINISTRATION OF THE PLAN

The Agent acts as agent for the participants in the Plan pursuant to an agreement between the Agent and BCE, which may be terminated by the Agent or BCE at any time. Should the Agent cease to act as agent for the participants in the Plan, another Agent will be designated by BCE and participants in the Plan will be notified of the change.

BCE may adopt rules and regulations to facilitate the administration of the Plan and reserves the right to regulate and interpret the Plan text as it deems necessary or desirable in connection with its operation.

TRANSITION TO THE PLAN

For continuity of treatment in respect of their dividends and Optional Cash Payment, participants in the 2012 Plan will automatically be enrolled in the Plan on November 18, 2024 and become participant in the Plan, unless such participants forward notice to the Agent exiting from the Plan. The Plan accounts of participants will contain the Common Shares, including fractional shares, if any, held by such participants prior to November 18, 2024. Cash dividends on the Common Shares in the accounts of such participants under the 2012 Plan will automatically be reinvested in the purchase of Plan Shares pursuant to the Plan.

Taxes

GENERAL

It is the responsibility of the purchasers of Common Shares to consult their tax advisors if they are in any doubt as to their tax position.

It should be understood that the fact that dividends are invested under the terms of the Plan does not relieve participants of any liability for taxes that may be payable on such amounts.

The following tax information is based upon publicly available information as at the date of this publication (November 18, 2024) and is not updated with any subsequent information. Participants should consult a tax advisor in order to obtain up-to-date tax information.

CANADIAN TAXES

The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a participant who, at all relevant times, for purposes of the Tax Act and the regulations thereunder (Regulations), deals at arm’s length with and is not affiliated with BCE, holds the Common Shares acquired under the Plan as capital property, and has cash dividends paid on Common Shares reinvested in Common Shares under the Plan.

This summary is based upon: (i) the current provisions of the Tax Act and the Regulations in force as of the date hereof; (ii) all specific proposals (Tax Proposals) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (CRA). This summary assumes that all such Tax Proposals will be enacted in the form currently proposed but no assurance can be given that they will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular participant, and no representation with respect to the Canadian federal income tax consequences to any particular participant is made by BCE pursuant hereto. Consequently, prospective participants are advised to consult their own tax, legal and/or other advisors with respect to their particular circumstances.

This summary is not applicable to a participant: (a) that is a “financial institution” for purposes of the mark-to-market rules in the Tax Act; (b) an interest in which would be a “tax shelter investment,” as defined in the Tax Act; (c) that is a “specified financial institution,” as defined in the Tax Act; (d) that has made a functional currency reporting election under the Tax Act to report its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian currency; (e) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement,” as defined in the Tax Act, in respect of the Common Shares; (f) that receives dividends on the Common Shares under or as part of a “dividend rental arrangement,” as defined in the Tax Act; (g) that is exempt from tax under the Tax Act; or (h) is an entity in respect of which BCE is a “specified entity” as defined in subsection 18.4(1) of the Tax Act with respect to “hybrid mismatch arrangements”. Such participants should consult their own tax, legal and/or other advisors.

For the purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of a Common Share, including dividends, adjusted cost base and proceeds of disposition, must be determined in Canadian dollars using the appropriate rate of exchange in accordance with the detailed rules in the Tax Act in that regard.

Residents: This portion of the summary is generally applicable to a participant who, for purposes of the Tax Act and at all relevant times, is, or is deemed to be, resident in Canada.

Participants will be subject to tax under the Tax Act on all dividends which are reinvested into Common Shares under the Plan, in the same manner as the participant would have been taxed if the participant would have received a taxable dividend (including eligible dividends) directly from a taxable Canadian corporation in cash. For example, in the case of a participant who is an individual, such dividends will be subject to the normal gross-up and credit rules or, in the case of a participant who is a private corporation or one of certain other corporations, a refundable tax will apply to the amount of the dividend. Other taxes could apply depending on the circumstances of the participant.

BCE may, in its sole discretion, permit the issuance of Common Shares in the case of a Treasury Purchase at a Discount. Based on the CRA’s administrative policy, such Treasury Purchase by a participant of Common Shares from the reinvestment of cash dividends at a Discount should not result in a taxable benefit for purposes of the Tax Act provided that the Discount is no greater than 5%.

Provided that the Discount, if any, will not apply to purchases made pursuant to Optional Cash Payments, then no taxable benefit should arise in respect of any such payments.

The cost of these new Common Shares will be averaged with the adjusted cost base of all other similar class of shares held by the participant as capital property for purposes of subsequently computing the adjusted cost base of each Common Share owned by the participant.

A disposition of Common Shares, whether by the participant directly or by the Agent on behalf of the participant, may give rise to a capital gain (or loss). The payment of cash in settlement of a fraction of a Common Share on termination of participation in the Plan will constitute a disposition of such fraction of a Common Share for proceeds of disposition equal to the cash payment. The issuance of a DRS Advice or a share certificate in the participant’s name in respect of the Common Shares will not constitute a disposition of such Common Shares.

Non-Residents: This portion of the summary is generally applicable to a participant who, for purposes of the Tax Act, and at all relevant times, is not, and is not deemed to be resident in Canada, and who does not use or hold and is not deemed to use or hold their Common Shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a participant who is not resident in Canada and who is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends paid or credited on Common Shares which a non-resident participant designates for investment under the Plan are subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the participant is entitled under the provisions of any applicable income tax treaty or convention between Canada and the participant’s country of residence. The amount to be invested will be reduced by the amount of any such tax withheld.

BCE may, in its sole discretion, permit the issuance of Common Shares at a Discount. Based on the CRA’s administrative policy, such Treasury Purchase by a participant of Common Shares from the reinvestment of cash dividends at a Discount should not result in a taxable benefit for purposes of the Tax Act provided that the Discount is no greater than 5%.

Provided that the Discount, if any, will not apply to purchases made pursuant to Optional Cash Payments, then no taxable benefit should arise in respect of any such payments.

Gains realized on the disposition of Common Shares acquired under the Plan by a participant that is not resident in Canada will not generally be subject to tax under the Tax Act unless such shares are or are deemed to be “taxable Canadian property” (as defined in the Tax Act) and the participant is not entitled to relief under an applicable income tax treaty or convention between Canada and the participant’s country of residence. Provided that the Common Shares are then listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the Toronto Stock Exchange), a Common Share generally will not, at the time of disposition, constitute “taxable Canadian property” of a participant who is not resident in Canada unless, at any time during the 60-month period immediately preceding the disposition both of the following conditions are met concurrently: (a)(i) the participant, (ii) persons with whom the participant did not deal at arm’s length, (iii) partnerships in which the participant or persons described in (a)(ii) holds a membership interest directly or indirectly through one or more partnerships, or (iv) one or any combination of persons or partnerships described in (a)(i) to (iii), owned 25% or more of the issued shares of any class of the capital stock of BCE ; and (b) more than 50% of the fair market value of the Common Share derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) Canadian resource property (as defined in the Tax Act); (iii) timber resource property (as defined in the Tax Act); and (iv) options in respect of, or interests in, or rights in, property described in any of (b)(i) through (iii), whether or not such property exists. In certain circumstances, a Common Share may be deemed under the Tax Act to be taxable Canadian property.

UNITED STATES FEDERAL TAXES

This subsection is the opinion of Sullivan & Cromwell LLP, our United States federal income tax counsel. This subsection applies to a participant in the Plan if the participant is a United States holder with a functional currency that is the U.S. dollar and is not otherwise in a special category of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization, a life insurance company, a person that actually or constructively owns 10% or more of the combined voting power of BCE’s voting stock or of the total value of BCE’s stock, a person that holds shares as part of a straddle or a hedging or conversion transaction, or a person that purchases or sells shares as part of a wash sale for tax purposes.

This subsection addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to a participant in the Plan in light of their individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or any alternative minimum tax.

This subsection is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

A participant is a United States holder if it is either (i) a citizen or resident of the United States, (ii) a domestic corporation or (iii) an estate or trust that meets certain additional requirements.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership that participates in the Plan should consult its tax advisor with regard to the United States federal income tax treatment of its receipt, purchase and ownership of shares pursuant to its participation in the Plan.

We expect to have current and accumulated earnings and profits that exceed any dividends that we pay (or are deemed to pay) with respect to our shares, and the discussion below assumes that this will be the case.

(i)

A United States holder who becomes a participant in the Plan will realize ordinary taxable income from cash dividends on BCE common or preferred shares which are to be reinvested under the Plan. If the Agent purchases shares on the open market, the amount subject to United States taxation will be the gross amount of the reinvested cash dividends, including any amounts deducted for Canadian withholding taxes, calculated in the same manner and converted to U.S. dollars as if the dividends had been received directly by the participant in cash. In addition, if the Agent purchases shares on the open market, a participant would recognize ordinary gain or loss equal to the difference between the U.S. dollar value of the reinvested cash dividends on the Dividend Payment Date and the U.S. dollar cost of the shares purchased under the Plan. If the Agent purchases shares directly from BCE, the amount subject to United States taxation will be the fair market value of the shares in U.S. dollars on the date the shares are received.

(ii)

A United States holder who participates in the Plan will, to the same extent as a non-participating United States holder, be entitled to claim as a credit against the participant’s United States Federal income tax liability (or to claim as a deduction, if so electing) any amount withheld from dividends on account of Canadian withholding taxes.

(iii)

A United States holder who makes an Optional Cash Payment in Canadian dollars will recognize gain or loss when shares are acquired by the Plan equal to the difference between the U.S. dollar cost of the shares purchased and the participant’s basis in the Canadian dollars that are used to fund the Optional Cash Payment. Such gain or loss generally would be ordinary income or loss.

(iv)

The tax basis per share for shares purchased under the Plan will be equal to a participant’s purchase price per share converted to U.S. dollars at the exchange rate on the date of purchase or, in the case of shares purchased by the Agent directly from BCE with reinvested common or preferred share dividends, the fair market value of the shares in U.S. dollars when the shares are purchased.

(v)

A participant’s holding period for shares purchased by the Agent directly from BCE with reinvested common or preferred share dividends will begin on the day following the Dividend Payment Date. The holding period for shares purchased with Optional Cash Payments (excluding dividends on BCE preferred shares), and for shares purchased by the Agent on the open market with reinvested common or preferred share dividends, will begin on the day following the purchase date.

(vi)

A participant will not realize any taxable income when the participant receives certificates for whole shares credited to the participant’s account, either upon the participant’s request for certain of those shares or upon termination of participation in or termination of the Plan.

(vii)

A participant will realize a gain or loss when shares are sold or exchanged, either pursuant to a request, whether or not terminating from the Plan, by the participant after receipt of shares from the Plan, or, in the case of any fraction of a share, when the participant receives a cash adjustment for a fraction of a share. The amount of such gain or loss will be the difference between the amount which the participant receives for the shares or fraction of a share (converted, if necessary, to U.S. dollars on the date of the sale) and the tax basis therefor.

(viii)

A United States holder may be required to report to the Internal Revenue Service any foreign currency losses that it recognizes in excess of certain thresholds under the rules described above. United States holders should consult their tax advisors regarding the potential application of such rules as a result of their participation in the Plan.

Notice to U.S. Investors

Since Plan participants may receive newly issued Common Shares pursuant to the Plan, BCE has filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) to register sales of such newly issued Common Shares in the United States. A copy of the prospectus relating to such sales is available on the SEC’s website at www.sec.gov, and on our website at www.bce.ca as well as on the website of the Agent at https://www.tsxtrust.com/bce/drip.

www.bce.ca